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                            April 23, 2021

       Michael Thompson
       Chief Executive Officer and Chief Financial Officer
       Reinvent Technology Partners Z
       215 Park Avenue, Floor 11
       New York, NY 10003

                                                        Re: Reinvent Technology
Partners Z
                                                            Registration
Statement on Form S-4
                                                            Filed March 25,
2021
                                                            File No. 333-254691

       Dear Mr. Thompson:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed March 25, 2021

       Summary of the Proxy Statement/Prospectus
       The Parties to the Business Combination
       Hippo, page 2

   1. Please ensure that the information you include in your summary is balanced. For example, we note your
disclosure elsewhere of Hippo's limited operating history, history of net losses and
accumulated deficit of $256.6 million as of December 31, 2020. Please provide a more detailed
and prominent discussion of the most material risks relating to
                                                        Hippo's business.
   2. Please clarify what Net Promoter Score (NPS) measures, how it is calculated and how it is significant to your
business.
 Michael Thompson
FirstName   LastNameMichael
Reinvent Technology    PartnersThompson
                                Z
Comapany
April       NameReinvent Technology Partners Z
       23, 2021
April 223, 2021 Page 2
Page
FirstName LastName
Risk Factors
We may be unable to prevent, monitor or detect fraudulent activity..., page 38

3. We note that your risk factor references "past incidents of fraudulent activity," which you believe have been "relatively isolated." Please revise to clarify whether you have experienced any material adverse impact to your business as a result of such incidents. If so, please also quantify the amount by which such incidents have increased your costs and expenses.
BCA Proposal
Unaudited Projected Financial Information, page 124

4. We note the language in the second paragraph of this section that shareholders "are cautioned not to rely on the projections in making a decision regarding the
         transaction...." This statement unduly limits a shareholder   s
reliance on the proxy
         statement/prospectus disclosure. Please remove or revise as appropriate.
U.S. Federal Income Tax Considerations
U.S. Holders
Effects of the Domestication to U.S. Holders, page 170

5. We note the disclosure that "It is intended that the Domestication will qualify as an F
         Reorganization." Please revise to address the material federal income tax consequences of the transaction and state clearly whether the Domestication will qualify as an F
         Reorganization. Please make corresponding changes to your related Q&A. Alternatively, please advise why you cannot provide such a statement. Please also file a tax opinion as an exhibit and clarify whether the tax disclosure is intended to constitute such opinion or whether you will be providing a separate long form tax opinion. Alternatively, please advise if you do not believe a tax opinion is required to be filed. Refer to Item 601(b)(8)
         of Regulation S-K and Section III of Staff Legal Bulletin No. 19. Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Statement of Operations, page 184

6. Please revise your presentation to add an adjustment for the $16.6 million statement of operations impact of adjustment 6(f). We note that Rule 11-02(a)(6)(i)(B) of Regulation
         S-X requires all adjustments required by GAAP to be recorded in the pro forma statement of comprehensive income and there is no longer a requirement that such pro forma adjustments must have a continuing impact.
Information About Hippo
We have built an omni-channel distribution approach which is designed to allow customers to purchase however they want..., page 214

7. We note your statement that "Hippo does not suffer from the same agent channel conflict
 Michael Thompson
FirstName   LastNameMichael
Reinvent Technology    PartnersThompson
                                Z
Comapany
April       NameReinvent Technology Partners Z
       23, 2021
April 323, 2021 Page 3
Page
FirstName LastName
         as legacy carriers potentially do." Please revise to briefly explain the meaning of "agent channel conflict" in this context.
Our Technology + Insurance Approach, page 215

8. Please revise to describe in greater detail how you have "optimized [your] use of machine intelligence and the way [you] leverage the vast amounts of data at [your] disposal" and how "time and scale have allowed [you] to build and optimize data integration, giving
         [you] a significant advantage over others in the space." Please also illustrate or specifically connect to this disclosure the statement "not all data are created equal and each situation requires thoughtful application of the right data." Our Vertically Integrated Insurance Capabilities, page 216

9.       Please identify the third party survey cited for your 90-day Claims
NPS of 60.
Our Smart Home Program, page 216

10. Please revise to briefly describe the elements and workings of your Smart Home program.
         Also please describe any requirements customers must meet to become eligible to opt into the program.
Hippo Customer Experience, page 217

11. Please confirm that you have received consents to the inclusion of the quotes included in this section. In addition, please disclose whether any of these individuals were compensated for their testimonials.
Technology Approach, page 222

12. Please revise to clarify and substantiate your belief that Hippo's technology is the "most advanced technology stack in the home insurance industry."
Hippo Management's Discussion and Analysis of Financial Condition and Results of Operations
Significant Milestones Achieved in 2020
Reinsurance Stability, page 235

13. Noting the three-year reinsurance commitment for 20% of your capacity from an
         "established provider," please identify any material reinsurers and discuss the material terms of your reinsurance agreements. If applicable, please also file the same as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.
Key Operating and Financial Metrics and Non-GAAP Measures, page 240

14. Please remove your Ratio of Adjusted EBITDA to Total Earned Premium. Otherwise, tell us the relevance of this ratio or of any measure of EBITDA divided by any measure of revenues.
 Michael Thompson
FirstName   LastNameMichael
Reinvent Technology    PartnersThompson
                                Z
Comapany
April       NameReinvent Technology Partners Z
       23, 2021
April 423, 2021 Page 4
Page
FirstName LastName
15. Please revise your table on page 241 to include the most comparable GAAP measure for each item in the table. In this regard, for example, also provide your Gross Profit Margin and Adjusted Gross Profit Margin and your GAAP Loss Ratio.
Total Earned Premium, page 241

16. Please tell us the relevance of Total Earned Premium ("TEP") and address the following in your response (referencing where appropriate the authoritative literature to support your position):
             Provide us your analysis explaining why TEP is a non-GAAP measure and not a metric.
             Tell us why it is appropriate to include Ceded Earned Premium ("CEP") and Placed
             Earned Premium ("PEP"), amounts that will never become GAAP revenue, in TEP.
             Tell us why the Ratio of Adjusted Gross Profit ("AGP") to TEP is meaningful when it appears that AGP includes commission income earned at a point in time which appears to be more directly linked to Gross Placed Premium and not PEP.
17. Please tell us, and revise your disclosure at the top of page 242 accordingly to explain, why you exclude the impact of ceded premiums from TEP when it appears that ceded earned premium is included in TEP as presented in the first table on page 242.
Gross Profit Margin, page 244

18. We note you disclose that certain categories of customer acquisition costs were reflected as Insurance Related expense in 2020 but were classified as Sales and Marketing expense in 2019. Please tell us the types of these costs and explain why you classified them as you did. In your response, tell us why you otherwise have Insurance Related expenses in 2019 when you had no earned premiums and your consideration for retroactively reclassifying the 2020 reclassified expenses as Insurance Related in 2019.
Critical Accounting Policies and Estimates
Fair Value of Common Stock, page 262

19. We note that based on the 6.9413 Exchange Rate inherent in your proposed transaction and the $10.00 per share issuance price in the contemplated private placement that the effective fair value of Hippo Enterprises, Inc. common stock is $69.413 per share. Given the June 2020 issuance price of Series E preferred stock of $19.66420 per share and the apparent deemed fair value of your common stock at December 31, 2020 of about $15.35 per share (derived from the intrinsic value stock option disclosures on page F-55), it appears that Hippo has experienced significant appreciation in the fair value of its common stock. Please provide us an analysis explaining the reasons for the apparent significant increase from Hippo's recent valuations of it common stock leading up to this proposed transaction and the inherent value in this transaction. In your response tell us the number of recent equity and equity-linked instruments issued/granted and the value of common stock used to value them.
 Michael Thompson
Reinvent Technology Partners Z
April 23, 2021
Page 5
Executive Compensation Arrangements
Employment and Offer Letter Agreements, page 274

20. Please file as exhibits to the registration statement the employment and offer letter
         agreements with Hippo   s Named Executive Officers pursuant to Item
601(b)(10)(iii) of
         Regulation S-K.
Certain Relationships and Related Person Transactions
Warrants, page 286

21. Please disclose the price paid for the April 2019 option to purchase 2,465,454 shares of
         Series C-1 Preferred Stock pursuant to the Rights Agreement dated October 25, 2018 or advise. See Item 404 of Regulation S-K.
Description of Hippo Holdings Securities, page 291

22. Please revise to provide a description of the warrants in this offering. Please refer to Item
         202 of Regulation S-K.
Hippo Enterprises Inc. and Subsidiaries Audited Financial Statements Notes to Consolidated Financial Statements
1. Description of Business and Summary of Significant Accounting Policies Revenue Recognition, page F-31

23. On page 209 you disclose a growing suite of home services. On page 210 you disclose that you pioneered a Smart Home program and offer services to proactively help your customers maintain and protect their homes. Please tell us where the revenue streams for these services are classified in your disaggregated revenue disclosure on page F-33 and your consideration for disclosing your policy for recognition of revenue on these specific streams.
10. Loss and Loss Adjustment Expense Reserves, page F-44

24. Please revise your table that reconciles the beginning and ending reserve balances for loss and LAE, net of reinsurance, to either subtotal the $8 million total incurred and paid activity before adding the $5 million reserve added from your August 31, 2020 acquisition of Spinnaker Insurance Company or by adding an underline below the $5 million amount.
Spinnaker Insurance Company Audited Financial Statements
Independent Auditors' Report, page F-70
FirstName LastNameMichael Thompson
25. We note Spinnaker's audit report for the two years ended December 31, 2019 on page F-
Comapany
       70 byNameReinvent   Technology
              Mazars LLP. Please       Partners
                                  have your      Z revise its report to
identify the city and state
                                             auditor
       of 2021
April 23, issuance
               Pageas5required by AU-C Section 700.42 and Regulation S-X Rule 2-02(a).
FirstName LastName
 Michael Thompson
FirstName   LastNameMichael
Reinvent Technology    PartnersThompson
                                Z
Comapany
April       NameReinvent Technology Partners Z
       23, 2021
April 623, 2021 Page 6
Page
FirstName LastName
General

26. Please revise the forepart of your document to add diagrams depicting the pre-
         combination organizational structure of both RTPZ and Hippo and the post-combination organizational structure of the combined company. Also, please ensure that these diagrams, as applicable, clearly identify ownership percentages of the different security holder groups, such as the sponsor, the public shareholders of RTPZ, existing shareholders of Hippo, and the PIPE investors under both no and maximum redemption scenarios.
27. Please revise so that the text within the various charts and graphics throughout your filing are legible. As examples only, we note the graphics on pages 222 and 238.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance